July 30, 2014

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	McDermott International, Inc

RE:	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (File No. 1-8430)
Response to Staff Comments

Set forth below are responses from McDermott International, Inc. (the “Company”, “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated July 23, 2014, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

For your convenience, we are repeating each Comment prior to providing our response. The Comments are highlighted in bold.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Comment 1

We note your responses to prior comments 3 and 5. Please confirm you will revise future filings to more fully explain the specific facts and circumstances that occurred during each period and resulted in changes in estimates that materially impacted your financial statements.

The Company confirms that we will revise our future annual and quarterly filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2014 (the “Q2 2014 Form 10-Q”), to more fully explain specific facts and circumstances that resulted in changes in estimates that materially impacted our financial statements.

Comment 2

We note your responses to prior comment 4. Please confirm you will revise future filings to quantify the impact of items such as the $48 million of successful project close-out negotiations with vendors and suppliers and resolution of pending change orders with your customer that occurred during the quarter ended March 31, 2013 and to quantify and discuss the impact of offsetting items, to the extent applicable.

The Company confirms that we will revise our future annual and quarterly filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2014 (the “Q2 2014 Form 10-Q”), to quantify the impact of material project close-out negotiations and material resolution of pending change orders and to quantify and discuss the impact of material offsetting items, to the extent applicable.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.

McDermott International, Inc.

By:	/s/ Perry L. Elders
Perry L. Elders
Senior Vice President and Chief Financial Officer

cc:	Kevin Stertzel (Staff)
Anne McConnell (Staff)
W. John Cash (Branch Chief)
William H. Schumann, III (Audit Committee Chair)
Perry L. Elders (Senior Vice President and Chief Financial Officer)
Liane K. Hinrichs (Senior Vice President, General Counsel and Corporate Secretary)